Via EDGAR and E-mail	February 5, 2016

[VIDEOCON D2H LETTERHEAD]

Mr. Carlos Pacho

Senior Assistant, Chief Accountant

AD Office11-Telecommunications

Division of Corporate Finance

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Ph No: +1-202-551-3810

RE:	Videocon d2h Limited

Annual report on 20-F for the fiscal year ended March 31, 2015

Filing date July 28, 2015

File no 1-36901

Dear Mr. Pacho

This is in response to the comment letter of the staff of the Securities and Exchange Commission (respectively, the “Staff” and the “Commission”), dated January 28 , 2016, relating to the annual report on Form 20-F of Videocon d2h Limited (the “Company”) for the fiscal year ended March 31, 2015 (the “2015 Form 20-F”).

The Company is also submitting a copy of this letter to the Commission as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are as follows.

Fiscal year 2015 compared to fiscal year 2014, page 38

Operating Expenses, page 38

1. We note your statement that there was a, “decrease in installation and service expenses to Rs.938.36 million for the fiscal year 2015 from Rs.1,028.68 million for the fiscal year 2014, primarily as a result of increased installation expenses.” Please confirm whether the word, “increased” is a typographical error. Also, explain why installation and service expenses decreased when revenue and the number of subscribers increased

Response:

We confirm that the statement is an inadvertent typographical error. We have amended the Form 20-F to replace the word “increased” in the above excerpt with the word “decreased”.

The reason for the decrease in installation and service expenses was due to the outsourcing of installation and repair activity. Previously, we recognized other operating revenue for installation and repair activity, and recognized corresponding expenses. Since we began outsourcing installation and repair activity, we no longer recognize the corresponding other operating revenue and installation and service expenses.

F. Tabular Disclosure of Contractual Obligations, page 47

2. We note that your total “Long-term borrowings - reclassified under current financial liabilities” equals Rs 25,908.25 million, while the amount due in “less than one year” equals Rs 29,508.25 million. Please revise to include the correct total. Also, please confirm whether future interest is included in the item and in the total.

Response:

We acknowledge the Staff’s comment on the typographical error amended our Form 20-F to reflect the correct total.

We have not included future interest in the item and in the total since the borrowings are repayable on demand and hence are classified as current.

Independent Auditor’s Report, page F-2

3. We note your independent auditor’s report issued on May 27, 2015 only opines on the financial statements for the year ended March 31, 2015; however, it appears that your auditor has audited the financial statements for the years ended March 31, 2014 and 2013 as well. Please ask your auditor to revise the audit report to refer to each period for which audited financial statements are required, that is, for the three year period ended March 31, 2015.

Response:

In response to the Staff’s comment, we have asked our independent auditor to revise the audit report to refer to each period for which audited financial statements are required, that is, for the years ended March 31, 2013, 2014 and 2015. We have attached this report to the amended Form 20-F.

14 Taxation, page F-22

4. Please disclose a reconciliation of the applicable tax rate in accordance with paragraph 81(c) of IAS 12.

In response to the Staff’s comment, we have included the reconciliation of estimated income tax to income tax expense, which is included as Annex A hereto, in the amended Form 20-F under Item 5.A “Operating Results — Expenses — Income Tax Expense”. For periods after fiscal year ended March 31, 2015, we will include the reconciliation of estimated income tax to income tax expense in the notes to our financial statements.

Company Acknowledgment

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Avanti Kumar Kanthaliya

Avanti Kumar Kanthaliya Chief Financial Officer Videocon d2h Limited

Annex A

Reconciliation of Effective Tax Rate

Rs in Mn

Particulars	For the year ended March 31,
	2015	2014	2013

Income / (Loss) before income taxes	(3,944.57)	(4,625.16)	(5,095.39)
Enacted tax rates in India	30.9%	30.9%	30.9%

Computed expected tax expense / (benefit)	(1,218.87)	(1,429.17)	(1,574.48)

Tax effects due to permanent difference	0.94	(0.51)	3.42

Tax effects due to the temporary differences	(1,217.93)	(1,429.68)	(1,571.06)

Provision for Gratuity	(4.89)	(1.35)	(2.80)

Disallowances in Tax	(345.52)	(62.87)	(64.71)

Deferment of Expenses - Discount on Long term recharge	7.13	21.16	17.16
Allowances under Section 35D	(17.46)	1.47	(3.16)

Depreciation/ amortization and impairment	(354.87)	(203.97)	(39.29)

Employee stock option Plan	(9.19)	—	—

Losses available for offsetting against future taxable income	(493.13)	(1,184.12)	(1,478.26)

Income tax expenses	(1,217.93)	(1,429.68)	(1,571.06)